

05005984

RECEIVED
2005 FEB 22 P 3:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



SUPPL

File number 82-34847

28.12.2004

press release

Concern "KALINA" takes Equity Stake in German company Dr. Scheller Cosmetics AG

Ekaterinburg, December 28, 2004. Today leading Russian manufacturer of cosmetics and hygiene products OJSC Concern "KALINA" (Reuters: KLNA.RTS) announced a decision to acquire an equity stake in German company Dr. Scheller Cosmetics AG.

The Board of Directors of Kalina has approved a Public Takeover Offer to all shareholders of Dr. Scheller Cosmetics AG ("Scheller"), a German cosmetics manufacturer. United Financial Group (UFG) is acting as the sole financial advisor to Kalina.

With the Public Takeover Offer and a call-option agreement, signed with one of Scheller's majority shareholders, Kalina confirmed its intention to accumulate a minority stake in Scheller. The parties expect to close the transaction by the end of 1Q05.

The acquisition of a minority stake in Scheller is a part of Kalina's strategic expansion program. The key aim is to enter decorative cosmetics markets and premium skin care market. "Kalina" believes the fact that synergy effect from promoting the existing brands of "Scheller" company, first of all – decorative cosmetics *Manhattan* and skin care products *Apotheker Scheller,* through its distribution network in Russia and the CIS countries will help to attain success.

Launched in 1964, Manhattan is one of the oldest and most successful decorative cosmetic brands targeted at women between 14 and 29 in Germany. According to the independent AC Nielsen market analysis, "Manhattan" is ranked the number 2 brand in Germany for 2003, second only to multi-national "Maybelline". "Manhattan" has established strong brand recognition in the CIS region, on the Russian market in particular. According to Comcon agency analysis spontaneous recognition of the brand *Manhattan* during 1Q04 amounts to 8.1%. The "Apotheker Scheller" premium skin care line is the Number 2 natural skin care line in Germany and also enjoys strong penetration in the CIS countries.

FOR MORE INFORMATION PLEASE CONTACT:

Kalina

Public Relations

Sergey Kazantsev

e-mail: pressa@kalina.org

tel./fax: +7 343 365 83 06

Kalina Corporate Finance:

Dmitry Argunov

e-mail: D.Argunov@kalina.org

tel.: +7 343 262 26 85; fax: +7 343 262 22 32

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

3/2

United Financial Group:

Victoria Lazareva, vlazareva@ufg.com

Julia Zhdanova, jzhdanova@ufg.com

tel.: 095 725 2647; fax: 095 725 2647

Kalina (www.kalina.org)

Kalina is the largest Russian manufacturer of personal care and household products producing and distributing skin, oral and hair care products, cosmetics, perfumes and detergents. The company was founded in 1942 and privatized in 1992. Kalina operates two factories in Russia (in Ekaterinburg and Omsk).

In 2003 Kalina reported sales of approximately US$157 millon, EBITDA of US$23 million and net income of US$10.8 million.

In Russia, where Kalina sells approximately 80% of its output, it maintains a strong 24.2% share of the skin care market and 11% of the oral care market (in value terms, during September-October 2004, according to ACNielsen). Kalina exports 21% of its products to other CIS countries, particularly to Kazakhstan, Ukraine and Uzbekistan.

Dr. Scheller Cosmetics AG (www.dr-scheller-cosmetics.com)

Scheller is a mid-sized manufacturer of personal care products based in Eislingen, Germany. The history of Scheller traces back to 1944 when a company was founded under the name "Dr. Scheller and Christian Wagner GmbH". In the following years, two subsidiaries were founded, one of which in 1949 under the name "Württembergische Parfümerie Fabrik GmbH". The name was changed to "Dr. Scheller Cosmetics GmbH" in 1993 and, finally, said company was transformed into a stock corporation in 1998. In the same year, Scheller held its IPO.

In fiscal year 2003, Scheller achieved consolidated revenues of EUR 76.6 million (2002 – 80.1 million), EBITDA of EUR 2.2 million and a net loss of EUR 2.5 million. Of the total revenues for fiscal year 2003, EUR 47.6 million were generated in the colour cosmetics market (in 2002 - EUR 48.9 million), EUR 7.7 million (2002 - EUR 8.7 million) in the face and body care market and EUR 20.5 million (in 2002 - EUR 20.6 million) in the oral care market. The main markets for Scheller's products are Germany (58.1% in 2003 and 62.0% in 2002), the member states of the EU and the countries recently joining the EU (18.6% in 2003 and 18.1% in 2002) and CIS countires. All of these numbers are stated in accordance with provisions of German accounting standards (HGB).

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product

development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.


КАЛИНА
КОНЦЕРН

File number 82-34847

28.12.2004
press-release

Federal Service for Financial Markets has permitted to circulation abroad 19,99% of OJSC Concern 'Kalina''s shares.

On December 23d, 2004, the Federal Service for Financial Markets permitted circulation of OJSC Concern 'Kalina''s shares outside the Russian Federation. According to this decision 1949487 ordinary shares of OJSC Concern 'Kalina', which amounts to 19,99% of Company's authorized capital , received permission to circulation abroad.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.